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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12b-25


                                                  Commission File Number 0-14674

                    NOTIFICATION OF LATE FILING OF FORM 10-Q

For the Period Ended:  February 28, 1999


                         PART 1. REGISTRANT INFORMATION

Full name of registrant:    The Andover Apparel Group, Inc.

Former name if applicable:

1333 Broadway
         Address of Principal executive office (Street and number)

New York, New York 10018
                           (City, State and Zip Code)

                        PART II. RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X] (b) The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and





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                  (c) The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

     State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed time period: See Exhibit A attached hereto.


                           PART IV. OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

      Paul Lucido                        (212) 782-0707
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        (Name)                  (Area code) (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         THE ANDOVER APPAREL GROUP, INC.
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                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




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Date:    April 15, 1999         By: /s/ Alan Kanis
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                                    Name:    Alan Kanis
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                                    Title:   Chief Financial Officer
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                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION:

          Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).





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                                    Exhibit A



     On March 12, 1999, the United States Bankruptcy Court for the Southern District of New York rendered a decision adverse to the Company with respect to an approximate $1,552,000 lease rejection claim asserted against the Company in connection with the Company's March 19,1996 Chapter 11 bankruptcy. The consequences of the decision on the Registrant, which have not yet been fully determined, could affect the Registrant's financial statements and other disclosures required by Form 10-Q. Accordingly, the Registrant has been delayed in completing its Form 10-Q for the quarterly period ended February 28, 1999.





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                           Explanation of Anticipated
                        Changes in Results of Operations


     The following are preliminary and unaudited and do not reflect the effects on the Registrant's financial statements, if any, of the decision of the U.S. Bankruptcy Court with respect to the lease rejection claim referred to in Exhibit A attached to this Form 12b-25.

     The Registrant's net sales increased to $4,140,000 for the three months ended February 28, 1999 (the "'99 Quarter")from $2,970,000 in the comparable period in 1998 (the "'98 Quarter"). Gross profit as a percentage of net sales increased to 18.7% in the '99 Quarter from 16.5% in the '98 Quarter. Selling, general and administrative expenses for the '99 Quarter were $1,473,000 as compared to $1,000,000 in the '98 Quarter. Net loss increased to $781,000 in the '99 Quarter from $559,000 in the '98 Quarter.